

Mail Stop 3030

December 12, 2016

<u>Via E-mail</u>
Erez Raphael
Chief Executive Officer
DarioHealth Corp.
9 Halamish Street
Caesarea Industrial Park
3088900, Israel

  Re: DarioHealth Corp.
    Registration Statement on Form S-3
    Filed November 30, 2016
    File No. 333-214849

Dear Mr. Raphael:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tom Jones at (202) 551-3602 with any questions.

        Sincerely,

        /s/ Tom Jones for

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: Oded Har-Even, Esq.